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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40867 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

| Memphis | TN | 38120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Hopkins 202-659-8111
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

| 800 Nicollet Mall Ste 1300 | Minneapolis | MN | 55402 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jim Reber
Signature

President / CEO
Title

Melissa C. Pearson
Notary Public

MELISSA C. PEARSON
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 1-20-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of ICBA Securities Corporation as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the 2018 financial statement presents fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The financial statement of ICBA Securities Corporation as of December 31, 2017, was audited by other auditors whose report dated February 26, 2018, expressed an unqualified opinion on that statement.

**Basis for Opinion**

This financial statement is the responsibility of ICBA Securities Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to ICBA Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eide Bailly LLP

We have served as ICBA Securities Corporation's auditor since 2018.

Minneapolis, Minnesota
February 28, 2019

# FINANCIAL STATEMENTS

## ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2018 and 2017

| | 2018 | 2017 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 468,915 | $ 533,307 |
| Receivables from VSIBG: | | |
| Program payments | 109,526 | 151,685 |
| Program reimbursements | 192,337 | 31,416 |
| Income tax receivable from parent | 17,097 | 17,275 |
| Prepaid expenses and other assets | 158 | 141 |
| Total assets | $ 788,034 | $ 733,824 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Trade payables | $ 2,700 | $ 2,615 |
| Compensation payable | - | - |
| Due to related parties | 274,783 | 129,500 |
| Accrued expenses | 13,290 | 18,236 |
| Royalties payable: | | |
| State independent banker associations | 149,439 | 251,460 |
| ICBA | 8,516 | 13,305 |
| Total liabilities | 448,728 | 415,116 |
| Stockholder's equity | | |
| Common stock, no par value; 100 shares authorized and issued | 70,000 | 70,000 |
| Additional paid-in capital | 65,000 | 65,000 |
| Retained earnings | 204,306 | 183,708 |
| Total stockholder's equity | 339,306 | 318,708 |
| Total liabilities and stockholder's equity | $ 788,034 | $ 733,824 |

See accompanying notes.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

***Nature of Business***

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, LLC, which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides customers and potential customers with access to industry educational opportunities, marketing and promoting other services provided by the ISN, and marketing and promoting the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that rule.

***Revenue Recognition and Receivables***

The Company earns program revenue based on a percentage on all eligible trades executed by VSIBG in a calendar month. Eligible trades are recorded on a trade basis for financial reporting purposes. Receivables represent the amounts due from VSIBG. In addition, reimbursements for normal operating expenses are recognized as revenue when the expense is incurred by the Company in accordance with the agreement with VSIBG. The Company has evaluated its receivables as of December 31, 2018 and 2017 and determined no allowance for uncollectible receivables was necessary.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash***

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### *Income Taxes*

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2018, or 2017. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2018 and 2017 were 26.7% and 129.5% for federal tax purposes and 9.1% and 77.6% for state, respectively. The statutory rate for federal is 21% and 34% for years ending December 31, 2018 and 2017, respectively and 6.5% for state taxes for years ending December 31, 2018 and 2017. These effective rates differ from the statutory rates for permanent book to tax differences for the meal and entertainment allowable deduction. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

## NOTE 2. ISSUED ACCOUNTING PRONOUNEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 606, *Revenue from Contracts with Customers* ("ASU 606"). ASU 606 outlined a new, single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This new standard was intended to clarify the principles of recognizing revenue from contracts with customers and improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU superseded the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. Entities are required to apply the following steps when recognizing revenue under ASU 606: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new model requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 606 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 606, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 606. The subsequently issued ASUs have the same effective date and transition requirements as ASU 606.

In connection with the interpretation and application of ASU 606, ICBASC performed an assessment of its revenue contracts and did not identify any significant changes to the timing of amount of its revenue recognition under ASU 606. The company made no significant changes to accounting policies since the principles of revenue recognition from ASU 606 are largely consistent with current practices applied by the company. ICBASC considered other potential impacts on significant matters or areas and has not identified any significant changes necessary.

**NOTE 2. ISSUED ACCOUNTING PRONOUNEMENTS** (Concluded)

The nature, amount, timing and uncertainty of the revenue and cash flow from the customer contracts are defined in the Program agreement with Vining Sparks. ICBASC will receive 3.5% of monthly revenue plus reimbursement of normal operating expenses for the ICBASC 15 days after the last day of each calendar month. ICBASC has reviewed the agreement and does not feel the need to adjust the amount due to uncertainty or timing of the collection.

The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, net interest revenue will not be impacted. There were no additional disclosure required to disaggregate revenue since revenue is disaggregated in the statement of operations. The Company has adopted the revenue recognition standard as of January 1, 2018 and this adoption did not have an impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. Similarly, the amended guidance did not have a material impact on the recognition of costs incurred. Using the modified retrospective approach there were not cumulative effects changes made to the Company's Balance Sheet as of December 31, 2018 for the adoption of ASU 606. The Company's implementation is complete and the additional disclosure requirements will be reflected in annual reporting beginning in the year ending December 31, 2018.

**NOTE 3. RELATED-PARTY TRANSACTIONS**

ICBA Services Network has an Administrative Services Agreement with ICBA Securities Corporation, for the provision of various administrative support including accounting, HR, IT and other general administrative services. The agreement renews annually unless one party provides the other with written notice of nonrenewal at least 90 days prior to the end of the term. ISN has charged the Company for administrative expenses paid for by ISN under the agreement, which totaled $484,336 and $474,100 for the years ended December 31, 2018 and 2017, respectively.

ISN and ICBA periodically pay other direct expenses which are charged back to the Company. These other direct expenses include items such as program, marketing and other administrative services. The amount charged as other direct expenses relating to ISN totaled $114,308 and $156,991 for the years ended December 31, 2018 and 2017, respectively. The amount charged as other direct expenses relating to ICBA totaled $439,021 and $316,906 for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 the amount outstanding due to related parties was $180,096 and $94,687 for ICBA and ISN, respectively. At December 31, 2017 the amount outstanding due to related parties was $27,687 and $101,813 for ICBA and ISN, respectively.

## NOTE 3. RELATED-PARTY TRANSACTIONS (Concluded)

ICBA and ICBA Securities Corporation have a license agreement for the use of the logo, approval of the use of the logo, as well as any promotional and advertising materials in exchange for a royalty payment of 15% of operating revenue as defined in the agreement. The agreement is for a term of two years that expires December 31, 2018, and automatically renews for an additional two year term unless written notice by either party is provided within 90 days of the end of the term. The amount charged to expense totaled $60,648 and $86,576 for the years ended December 31, 2018 and 2017, respectively.

In accordance with the Program Agreement, VSIBG provides day-to-day management and oversight activities and is responsible for regulatory compliance for the Company. The current Program Agreement expires on June 30, 2019 and VSIBG has indicated interest in extending the relationship in principle with ICBA Securities beyond the expiration date. Both parties have the option to extend the Program Agreement if negotiations on a new contract are not completed by July 1, 2019. As a result of the day-to-day management and oversight, VSIBG is considered a related party for financial reporting purposes. Essentially all the Company's revenue is derived as a result of its program agreement with VSIBG. During 2018 and 2017, the Company earned $1,038,661 and $1,271,395, respectively, in revenue from activities as a result of its agreement with VSIBG.

In addition, under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements are reflected in the financial statements as revenue. The total reimbursable expenses of $555,660 and $499,300 for the years ended December 31, 2018 and 2017, respectively, consists of salaries, occupancy, meeting, travel and other expenses.

## NOTE 4. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amount charged to expense totaled $311,570 and $487,746 for the years ended December 31, 2018 and 2017, respectively.